Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE – July 23, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Final Results of Substantial Issuer Bid

CALGARY, ALBERTA – PetroKazakhstan Inc. (the "Corporation") announces the final results of its Dutch auction substantial issuer bid dated June 11, 2004 (the "Offer") for up to C$160 million of its Class A common shares ("Shares"). The Corporation confirms that 3,999,975 Shares validly deposited at the final purchase price of C$40.00 will be taken up by the Corporation today.

Computershare Trust Company of Canada, the depositary under the Offer, reported that 28,877,308 Shares were validly deposited to the Offer.

As the aggregate value of Shares deposited at the minimum purchase price of C$40.00 exceeds C$160,000,000, the maximum value of consideration payable by the Corporation under the Offer, the purchase price for the Shares will be C$40.00 per Share. After giving effect to the repurchase and cancellation of the repurchased Shares, the Corporation will have 76,597,191 Shares outstanding.

A pro ration factor will apply to Shares deposited at the purchase price and, as a result, shareholders who deposited their Shares at the minimum purchase price of C$40.00 will have approximately 13.7% of such number of Shares purchased, except for odd lot deposits, which are not subject to pro ration.

Payment for Shares properly deposited and accepted will be made by the Corporation to the depositary, as agent for the depositing shareholders, on or before July 27, 2003. The depositary will issue and mail cheques as soon as practicable thereafter. Return of Shares not purchased because of pro ration or because they were deposited at a price above the purchase price or because they were determined to be invalidly deposited, will be made as soon as practicable.

The Corporation estimates that the deemed dividend is C$36.60 per Share based on paid-up capital per Share of C$3.40.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

For further information please contact:

Ihor P. Wasylkiw	Jeffrey D. Auld
Vice President Investor Relations	Manager Investor Relations - Europe
+1 (403) 221-8658	+ 44 (1753) 410-020
+1 (403) 383-2234 (cell)	+ 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425